

June 3, 2013

Via E-mail
Mr. David A. Gonyer, R.Ph.
President and Chief Executive Officer
Evoke Pharma, Inc.
12555 High Bluff Drive, Suite 385
San Diego, CA 92130

> **Re:** **Evoke Pharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 24, 2013**
> **File No. 333-188838**

Dear Mr. Gonyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provided us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information, the size of the offering and other information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

3. We note the graphics that you intend to include on the inside front cover page of the prospectus. It does not appear appropriate to present a graphic depicting the "Advantage of Intranasal Versus Oral Delivery for Diabetic Gastroparesis" in light of your product candidate's stage of development, phase of clinical trials, and the results of your Phase 2b clinical trial showing efficacy only in women. Please revise your graphic to be consistent with the current status of the product candidate and the company.

Use of Proceeds, page 33

4. We note your response to comment 9 from our letter dated May 16, 2013. Please revise your disclosure to include your response to this comment that you do not intend to repay the outstanding debt with any offering proceeds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Cheston Larson, Esq.
        Matthew Bush, Esq.
        Latham & Watkins LLP